VIA EDGAR

January 21, 2011

Re:	Acceleration Request for Nielsen Holdings N.V.
Registration Statement on Form S-1 (File No. 333- 167271)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Adviser

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Nielsen Holdings N.V., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12 noon, Washington D.C. time, on Tuesday, January 25, 2011, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman